UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month March 2022

Commission File Number: 001-37611

Pyxis Tankers Inc.
(Translation of registrant’s name into English)

59 K. Karamanli Street Maroussi 15125 Greece +30 210 638 0200
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On March 18, 2022, Pyxis Tankers Inc. (the “Company”) issued a press release, attached as Exhibit 99.1 to this Report on Form 6-K, announcing its unaudited financial results for the three months and year ended December 31, 2021. As part of the press release, the Company announced the date of its 2022 annual shareholder meeting (the “ASM”) which will be held in London, United Kingdom on May 11, 2022. The board of directors of the Company (the “Board”) has set a record date for the 2022 ASM of April 14, 2020. Shareholders of record will be asked to vote on the following proposals, which will be described in more detail in the proxy materials for the 2022 ASM that are expected to be available on or around April 21, 2022:

a) to re-elect Mr. Aristides Pittas, as a Class II director of the Board, to continue to serve in such capacity until the 2025 ASM;

b) to approve one or more amendments to the Company’s articles of incorporation (the “Articles”) to effect one or more reverse stock splits of the Company’s issued common shares at any time and from time to time until the 2023 ASM at a ratio of not less than 1 for 4 and not more than 1 for 10 and in the aggregate of not more than 1 for 10, inclusive, with the exact ratio to be set at a whole number within this range determined by the Board, or any duly constituted committee thereof, in its discretion, and to authorize the Board to implement any such reverse stock split by filing any such amendment to the Articles with the Registrar of Corporations of the Republic of the Marshall Islands at any time following such approval and prior to the 2023 ASM, provided that fractional share interests are expected to settled in cash; and

c) to transact such other business that may properly come before the 2022 ASM or any adjournment thereof.

Since the 2022 ASM is expected to occur more than 30 days prior to the anniversary of the Company’s 2021 ASM, the Board has set a new deadline for the receipt of shareholder proposals a reasonable time before the Company will begin to print and send its proxy materials. For business to be properly brought before the 2022 ASM by any shareholder, and for nomination of directors to be made by a shareholder, notice must be received by the Company in proper written form, in accordance with the Company’s Bylaws, no later than 5:00 p.m. (Athens local time) on April 14, 2022.

The information contained in this report on Form 6-K, except for the section entitled “Valentios Valentis, our Chairman and CEO commented,” is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-222160 and 333-222848), filed with the U.S. Securities and Exchange Commission on December 19, 2017 and February 2, 2018, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PYXIS TANKERS INC.

Dated: March 21, 2022	By:	/s/ Henry Williams
Henry Williams
Chief Financial Officer

Exhibit Index

Exhibit Number	Document

99.1	Pyxis Tankers Announces Financial Results for the Three Months and Year Ended December 31, 2021